EXHIBIT 99.1

VIZSLA SILVER REPORTS ADDITIONAL HIGH-GRADE INTERCEPTS ON THE COPALA AND COPALA 2 STRUCTURES

VANCOUVER, BC, Nov. 27, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report new drill results from 22 expansion and infill holes targeting the Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The reported results have successfully expanded Copala mineralization by ~100m to the southeast and identified new vein splays situated in-between Copala and the high-grade Cristiano structure.

Highlights

•	CS-23-304 returned 1,722 grams per tonne (g/t) silver equivalent (AgEq) over 2.80 metres true width (mTW) (1,366 g/t silver and 6.80 g/t gold)
•	Including 6,618 g/t AgEq over 0.55 mTW (5,320 g/t silver and 25.20 g/t gold)
•	CS-23-300 returned 724 g/t AgEq over 3.10 mTW (519 g/t silver and 3.57 g/t gold)
•	Including 1,749 g/t AgEq over 1.00 mTW (1,255 g/t silver and 8.61 g/t gold)

"Resource expansion drilling at Copala, both to the north and southeast, continue to highlight a robust precious metals structure well beyond the January 2023 resource boundary," commented Michael Konnert, President & CEO. "New step out drilling has extended the total mineralized strike length of Copala by approximately 100 metres to the south and it remains open in both directions. Additionally, drilling has confirmed the continuity of the high-grade Copala 2 vein located between Tajitos and Copala main which now measures a total of 600 metres in mineralized strike. Moving forward, we intend to continue infilling and expanding these high-grade zones with two drill rigs, in preparation for the updated resource estimate planned for January 2024."

Figure 1: Plan map of recent drilling centered on the Copala structure. (CNW Group/Vizsla Silver Corp.)

The precious metals dominant Copala Structure, located in the western portion of the Panuco district, is situated ~800 m to the east of the Napoleon vein. Copala currently hosts Indicated Resources of 51.1 Moz AgEq at 516 g/t AgEq and Inferred Resources of 55.4 Moz AgEq at 617 g/t AgEq within a broad envelope of vein-breccia interlayered with host rock, up to 82 metres thick. Interpretations by Vizsla geologists indicate Copala has an average dip of ~46° to the east (~35° in its northern sector and steepening to ~52° in the southern sector).

Ongoing drilling at Copala has now traced mineralization along ~1,770 metres of strike length and ~400 metres down dip. The recently completed batch of resource expansion drilling consisted of 21 holes drilled at ~50 m and ~100 m centres in the southern extent of Copala and one hole in the north, targeting both the main Copala structure and the Copala 2 vein to the footwall. At Copala, hole CS-23-300 in the north, intercepted a broad mineralized structure (~30 mTW) consisting of two high grade zones enveloping a low grade stockwork zone carrying anomalous silver and gold grades throughout (see cross section on figure 5). Results from seven step-out holes in the south show that the Copala structure gets steeper at depth (~70°) and develops vein splays carrying significant silver and gold grades. The recently interpreted Copala 4 and FW Splay vein sit between Cristiano and Copala, approximately 100 m and 50 m west of Copala, respectively. To date, drilling has traced Copala 4 approximately 300 m along strike and 400 m down dip whereas the FW Splay has been traced for ~350 m along strike and 250 m down dip. The vein splays strike at 15° to 35° due northwest and dip at 60° to 70° to the east. These new splays, like Cristiano, are relatively narrow compared to the main Copala structure, and host precious metals rich epithermal mineralization. The drilling completed in the southern extent of Copala was designed to explore and/or infill the Copala structure. Due to geometry those holes could not efficiently test the projection of the Cristiano vein, which remains an open target. Vizsla is preparing an exploration program for next year that will consider additional exploration on the southern extent of Cristiano and the newly identified splays.

The Copala 2 vein sits at the footwall of the main Copala structure and is bounded to the west by the Tajitos vein and to the east by the Copala Fault. The Vein strikes northeast, dips to the southeast at approximately 48° and has been traced for ~330 metres along strike and ~290 metres down dip. Refer to the Company's news releases dated July 13, 2023, and May 19, 2022, for previous drillhole results from Copala 2.

To date, Vizsla has completed ~89,800 m of its fully funded 90,000 m 2023 drill program.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points. The section is 1x along strike to 1.4x along the dip to compensate for the average 46-degree dip of Copala. The black dash outlines represent Copala 2 in the north and the footwall vein (FW Splay) in the south. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala structure, FW Splay, Copala 4 and Cristiano veins with completed drilling. (CNW Group/Vizsla Silver Corp.)

Figure 4: Inclined longitudinal section for Copala 2 structure with drillhole pierce points. The section is 1x along strike to 1.18x along the dip to compensate for the average 48-degree dip of Copala 2. (CNW Group/Vizsla Silver Corp.)

Figure 5: Cross section showing Copala, Copala 2 and Tajitos veins with completed drilling. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-23-300	148.10	150.00	1.90	1.73	247	2.28	385	Copala
CS-23-300	180.00	183.40	3.40	3.10	519	3.57	724	Copala
Includes	182.30	183.40	1.10	1.00	1,255	8.61	1,749
CS-23-300	276.70	278.10	1.40	1.25	190	0.69	221	Copala 2
CS-23-301	No significant values							Copala
CS-23-302A	667.90	669.95	2.05	1.80	355	1.41	423	Copala
CS-23-303	No significant values							Copala
CS-23-304	468.00	471.30	3.30	2.80	1,366	6.80	1,722	Copala
Includes	468.85	469.50	0.65	0.55	5,320	25.20	6,618	FW Splay
CS-23-304	No significant values							FW Splay
CS-23-304	560.80	561.95	1.15	1.00	249	1.23	313	Copala 4
CS-23-305	No significant values							Copala
CS-23-305	660.00	661.00	1.00	0.63	341	1.09	387	FW Splay
CS-23-306	No significant values							Copala
CS-23-307	608.10	609.25	1.15	0.98	287	1.72	382	Copala
CS-23-307	No significant values							FW Splay
CS-23-308	531.40	532.40	1.00	0.95	387	20.00	1,762	Copala
CS-23-308	537.00	538.50	1.50	1.41	846	0.76	824	Copala
CS-23-309	No significant values							Copala
CS-23-310	485.45	485.95	0.50	0.50	1,455	7.71	1,868	Copala
CS-23-310	517.75	520.50	2.75	1.74	89	0.81	138	FW Splay
CS-23-310	No significant values							Copala 4
CS-23-311A	No significant values							Copala
CS-23-312	No significant values							Copala
CS-23-312	591.95	593.35	1.40	1.05	138	0.53	163	Cristiano
CS-23-313	485.50	486.00	0.50	0.45	442	2.14	553	Copala
CS-23-314	665.65	666.25	0.60	0.50	94	1.00	156	Copala
CS-23-315	No significant values							Copala
CS-23-316	552.85	553.65	0.80	0.75	23	2.81	219	Copala
CS-23-317	No significant values							Copala
CS-23-317	No significant values							FW Splay
CS-23-318	748.55	750.95	2.40	1.95	205	0.86	247	Copala
CS-23-319	587.90	589.30	1.40	1.30	427	1.70	508	Copala
CS-23-319	606.40	606.75	0.35	0.27	626	3.61	824	FW Splay
CS-23-320	No significant values							Copala
CS-23-320	661.15	663.50	2.35	1.30	479	2.28	596	FW Splay
CS-23-321	No significant values							Copala
CS-23-321	654.00	655.50	1.50	0.99	631	6.29	1,018	FW Splay

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $24.00/oz silver and $1,800/oz gold and metallurgical recoveries assumed are 91% for silver and 94% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Copala vein (see press release dated August 16, 2023).

Table 1: Downhole drill intersections from the holes reported for Copala structure Copala 2, FW Splay and Copala 4 veins.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-23-300	404,674	2,587,217	533	290.0	-35.0	411.0
CS-23-301	405,260	2,586,248	666	253.1	-60.2	648.0
CS-23-302A	405,440	2,586,177	637	253.3	-58.0	717.0
CS-23-303	405,399	2,586,492	633	251.7	-59.7	810.0
CS-23-304	405,081	2,586,569	714	260.6	-57.3	618.0
CS-23-305	405,275	2,586,500	678	267.1	-56.7	738.0
CS-23-306	405,440	2,586,177	637	251.2	-65.4	857.8
CS-23-307	405,273	2,586,490	680	277.8	-56.9	677.4
CS-23-308	405,086	2,586,574	696	284.3	-61.9	652.0
CS-23-309	405,441	2,586,177	637	250.0	-72.0	885.0
CS-23-310	405,086	2,586,574	696	259.8	-63.3	633.0
CS-23-311A	405,276	2,586,489	677	271.5	-63.0	798.0
CS-23-312	405,119	2,586,386	646	268.7	-51.8	622.5
CS-23-313	405,086	2,586,573	709	245.8	-62.6	624.0
CS-23-314	405,411	2,586,260	639	254.9	-55.7	750.0
CS-23-315	405,276	2,586,490	677	271.0	-60.0	777.0
CS-23-316	405,086	2,586,573	710	242.2	-54.0	676.5
CS-23-317	405,086	2,586,572	710	293.8	-64.0	666.0
CS-23-318	405,412	2,586,261	641	255.0	-62.5	809.0
CS-23-319	405,276	2,586,490	637	268.9	-51.1	730.5
CS-23-320	405,086	2,586,573	709	303.4	-64.9	723.0
CS-23-321	405,276	2,586,490	677	274.0	-53.7	718.5

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph.D., P.Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 310,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CO: Vizsla Silver Corp.

CNW 08:00e 27-NOV-23